SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2002
(5th November 2002 through to 5th December 2002)

British Biotech
(Translation of Registrant’s Name Into English)

Thames Court, Watlington Road, Oxford OX4 6LY England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F            Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

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CONTENTS OF REPORT

Document

1.	News release dated 4th December 2002 entitled British Biotech interim results for six months ended 31st October 2002

2.	News release dated 4th December 2002 entitled British Biotech appoints new Chairman

3.	News release dated 3rd December 2002 entitled Listing of American Depositary Shares (US release)

4.	News release dated 3rd December 2002 entitled Listing of American Depositary Shares (UK release)

5.	London Stock Exchange announcement dated 2nd December 2002 relating to Chairman’s purchase of shares

6.	News release dated 22nd November 2002 entitled British Biotech and ImmunoGen announce completion of BB-10901 Phase I study

7.	London Stock Exchange announcement dated 12th November 2002 relating to disclosable interest in shares

8.	London Stock Exchange announcement dated 8th November 2002 relating to disclosable interest in shares

9.	London Stock Exchange announcement dated 7th November 2002 relating to disclosable interest in shares

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News release	British Biotech

Embargo: 0700hrs, Wednesday 4 December, 2002

British Biotech interim results for the six months ended 31 October, 2002

British Biotech plc (LSE: BBG, Nasdaq: BBIOY) today announced its interim results for the six months ended 31 October, 2002.

Operational highlights:

•	Progress with clinical studies

•	Phase II study started with the novel thrombolytic BB-10153
•	Phase I weekly-dosing study successfully completed with the anti-cancer agent BB-10901
•	Start of Phase II weekly-dosing study with BB-10901 announced today
•	Second Phase I study started with more frequent dosing of BB-10901
•	Phase I started with the novel antibiotic BB-83698

•	Progress in research

•	R&D collaboration formed with antibiotic specialist GeneSoft Pharmaceuticals, Inc.
•	Anti-inflammatory collaboration with Serono extended

•	The Company continues to evaluate M&A opportunities that will create value for shareholders

•	Dr Peter Fellner appointed Chairman from 1 January, 2003 (see separate statement)

Financial highlights:

•	Loss for the period reduced to £8.1 million (2001: £8.4 million)

•	Net cash outflow for the period of £7.6 million (2001: £2.8 million)

•	Cash and short-term investments of £42.8 million at 31 October, 2002 (30 April 2002: £50.4 million)

Tim Edwards, acting Chief Executive Officer of British Biotech, said:

“Our strategy is to create value for shareholders through focusing first, on managing the portfolio of products and research opportunities; and second, on completing a corporate transaction. We have progressed the product portfolio and continue to evaluate a number of M&A opportunities.”

——ends——

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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British Biotech interim results for the six months ended 31 October, 2002

For more information please contact:

British Biotech plc	www.britishbiotech.com
Tony Weir, Finance Director	Fax: 01865 781166

Hogarth Partnership (UK media)
John Olsen, James Longfield	Tel: 020 7357 9477

GA Kraut (US media)
Duke Coffey	Tel: 00 1 212 696 5600

Safe harbour statement: this news release contains forward-looking statements that reflect the Company’s current expectation regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategy, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

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British Biotech interim results for the six months ended 31 October, 2002

Business Review

Product Portfolio

In the half-year to 31 October 2002 British Biotech, in collaboration with its partners, has continued to develop its product portfolio. Currently, four products are active in clinical development.

•	BB-10153, which prevents and dissolves blood clots, was discovered in-house at British Biotech. This product has the potential to overcome the major risk of existing thrombolytic drugs, that of internal bleeding. Following FDA approval in March 2002, British Biotech started a Phase II trial of BB-10153 in heart attack patients under the direction of the US-based Thrombolysis in Myocardial Infarction Group. Data from this study are expected to be available in the second half of 2003.

•	BB-10901 is a monoclonal antibody-based treatment for small cell lung cancer (SCLC) and other CD-56 positive tumours discovered by ImmunoGen of Cambridge, Massachusetts. British Biotech has development and commercialisation rights for Europe and Japan. During the period, a Phase I weekly-dosing study of BB-10901 was completed at two centres in the USA, which established a maximum tolerated dose (MTD) of 60mg/m2 for the drug at this dosing schedule. In November 2002, data from this study were presented at a cancer symposium[1] by the principal investigator at one of the centres, Dr Anthony Tolcher. These showed that BB-10901 can be safely and feasibly administered for repetitive courses at doses comparable to those that produced anti-tumour activity in pre-clinical models. Dr Tolcher noted that, at the MTD and below, toxicities were modest (in particular, no haematological toxicity was observed) and preliminary evidence of anti-tumour activity was seen. A Phase II weekly-dosing study at this MTD in relapsed SCLC patients is ready to start.

BB-10901 is also the subject of a second Phase I clinical study, started in August 2002 and conducted in the United Kingdom, to evaluate the safety, tolerability and pharmacokinetics of more frequent dosing.

Data from these ongoing studies are expected to be available in the second half of 2003.

•	MG-98 is an innovative product targeted at the reversal of methylation of tumour suppression genes in solid and liquid tumours. British Biotech acquired European development and commercialisation rights from MethylGene Inc of Montreal, Canada in February 2002. Phase I and Phase II studies with intermittent dosing of MG-98 have been completed by MethylGene. MG-98 is currently in Phase I trials in North America to explore the safety, pharmacokinetics and pharmacodynamics of a continuous infusion of the product in AML and MDS. British Biotech will start a further Phase I study with a continuous infusion of MG-98 in patients with solid tumours later this month.

[1]	‘Molecular Targets and Cancer Therapeutics’; Frankfurt, Nov. 19-22, 2002. Organised by the European Organisation for Research and Treatment of Cancer (EORTC), the US-based National Cancer Institute (NCI) and the American Association for Cancer Research (AACR)

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British Biotech interim results for the six months ended 31 October, 2002

•	BB-83698 is the first clinical development candidate to emerge from British Biotech’s antibiotic research programme and is targeted at community-acquired pneumonia in hospitalised patients. In pre-clinical studies the compound has shown high potency against a range of gram-positive bacteria, including several drug-resistant strains. BB-83698 is an inhibitor of the bacterial metalloenzyme peptide deformylase (PDF) and became the first of this potential new class of anti-infective drugs to enter clinical trials when a Phase I study in healthy volunteers was started in October 2002. BB-83698 and other PDF inhibitors are being co-developed with the US specialist anti-infectives company, GeneSoft Pharmaceuticals, Inc.

Clinical development of E21R was discontinued during the half-year, and the collaboration with BresaGen terminated, after British Biotech sponsored new pre-clinical studies which failed to support the rationale for developing the product.

Research

British Biotech’s principal research activities are based on the proprietary position it has established in the discovery of inhibitors of human and bacterial metalloenzymes. Its two main research programmes are conducted under collaboration in the field of inflammation and bacterial infection.

•	Inflammation. Formed in October 2000, British Biotech’s research collaboration with Serono was extended for a further year in October 2002. The collaboration has identified selective inhibitors that show activity against three enzyme targets involved in inflammation. The aim in the third year of the collaboration will be to optimise the pharmacokinetic profile of these inhibitors that may produce orally bioavailable compounds for clinical development.

•	Bacterial infection. In August 2002, British Biotech formed a collaboration with GeneSoft to discover and develop novel anti- infectives based on British Biotech’s proprietary bacterial metalloenzyme inhibitors. In addition to clinical development of BB- 83698, the collaboration will focus on lead optimisation and development of oral PDF inhibitors and discovery research on other microbial metalloenzyme targets.

Board composition

Dr Peter Fellner has today been appointed as a non-executive director and will become non-executive Chairman on 1 January, 2003. Dr Fellner (58) has been Chief Executive Officer of Celltech Group plc since 1990, and is Chairman-designate. He will become Chairman of Celltech when his successor as Chief Executive Officer takes up his appointment, which is expected in early 2003. Mr Christopher Hampson will retire as Chairman and from the Board on 31 December, 2002. Dr Paul Nicholson will also step down as a non-executive Director on 31 December, 2002 after completing nearly three years’ service.

On 4 November, 2002, the Company announced that Dr Elliot Goldstein had agreed to step down from his position as Chief Executive Officer and from the Board of the Company. Mr Tim Edwards, then Chief Operating Officer, was appointed acting Chief Executive with effect from that date.

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British Biotech interim results for the six months ended 31 October, 2002

Financial Review

Profit and loss account

The loss for the six months ended 31 October, 2002 decreased to £8.1 million (2001: £8.4 million). In 2002, revenue was derived from the research and development collaborations with Serono and GeneSoft. Income of £0.6 million was recognised from the collaboration with Serono thus completing recognition of the US$5 million received from Serono in November 2000. In the six months ended 31 October, 2002 a total of US$5 million (£3.2 million) was received from GeneSoft; £0.1 million has been recognised as income in the period with £3.1 million deferred until future periods. In 2001 revenue was derived solely from the Serono collaboration.

Research and development expenditure decreased by £4.1 million in the half year to £6.7 million (2001: £10.8 million). Cost reduction initiatives, principally arising from the transfer of certain pre-clinical facilities to OSI Pharmaceuticals Inc in September 2001, account for savings of £3.7 million with expenditure on the product portfolio reduced by £0.4 million. Administrative expenses were £2.9 million (2001: £2.3 million) including costs of £1.3 million relating to the aborted merger discussions with MorphoSys A.G. Excluding these costs, administrative expenses were reduced by £0.7 million due to the cost reduction initiatives.

Profit on disposal of fixed assets was £nil (2001: £1.9 million) with the profit in 2001 resulting from the transfer of pre-clinical operations to OSI. Interest receivable was lower at £0.9 million (2001: £1.6 million) due to lower cash balances and rates of interest. Provision has been made against the value of investments in collaborators of £0.8 million (2001: £nil) which reflects the fall in value of biotechnology stocks. Research and development tax credits of £0.7 million (2001: £0.7 million) were recognised as the Company believes it will satisfy the requirements of the Finance Act 2000 in the year ending 30 April, 2003.

Cash flow

Cash and short-term deposits at 31 October, 2002 were £42.8 million, compared with £50.4 million at 30 April, 2002 and £62.2 million at 31 October, 2001. The net cash outflow in the half-year of £7.6 million (2001: £2.8 million) benefited from the receipt of US$5 million (£3.2 million) from GeneSoft Inc. while last year’s outflow benefited from the receipt of £8.2 million from OSI. Excluding these items, the cash outflow in the half-year was £10.8 million (2001: £11.0 million). The lower levels of operating expenditure referred to above were largely offset by higher payments to creditors.

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British Biotech interim results for the six months ended 31 October, 2002

Unaudited consolidated profit and loss account for the half year ended 31 October, 2002

	Half year ended 31 October 2002 £000		Half year ended 31 October 2001 £000		Full year ended 30 April 2002 £000
Turnover	725		722		1,450

Research and development expenditure	(6,718)		(10,810)		(21,256)

Administrative expenses (note 2)	(2,889)		(2,307)		(3,759)

Operating loss	(8,882)		(12,395)		(23,565)
Profit on disposal of fixed assets (note 3)	—		1,945		2,505

Loss on ordinary activities before interest	(8,882)		(10,450)		(21,060)
Interest receivable	939		1,589		2,820
Interest payable	(121)		(147)		(278)
Amounts written off investments (note 4)	(799)		—		(324)

Loss on ordinary activities before taxation	(8,863)		(9,008)		(18,842)

Taxation	720		653		1,608

Loss for the period	(8,143)		(8,355)		(17,234)

Loss per share (basic and diluted) (note 5)	(1.2	)p	(1.3	)p	(2.6	)p

Unaudited statement of total recognised gains and losses for the half year ended 31 October, 2002

	Half year ended 31 October 2002 £000	Half year ended 31 October 2001 £000	Full year ended 30 April 2002 £000
Consolidated loss for the period	(8,143)	(8,355)	(17,234)
Translation of overseas subsidiary financial statements	—	—	3

Total losses recognised for the period	(8,143)	(8,355)	(17,231)

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British Biotech interim results for the six months ended 31 October, 2002

Unaudited consolidated balance sheet

	At 31 October 2002 £000	At 31 October 2001 £000	At 30 April 2002 £000
Fixed assets
Intangible assets	1,876	1,186	1,987
Tangible assets	8,016	7,301	7,996
Investments	1,107	824	1,906
	10,999	9,311	11,889
Current assets
Debtors	3,638	2,493	3,119
Short-term deposits and investments	42,279	61,811	50,106
Cash	528	394	308
	46,445	64,698	53,533

Current liabilities
Creditors: amounts falling due within one year	(6,869)	(8,284)	(8,607)

Net current assets	39,576	56,414	44,926

Total assets less current liabilities	50,575	65,725	56,815

Creditors: amounts falling due after more than one year	(3,993)	(1,913)	(1,683)
Provision for liabilities and charges	(250)	(200)	(250)

Net assets	46,332	63,612	54,882

Capital and reserves
Share capital	33,376	33,353	33,375
Share premium account	298,615	298,615	298,615
Other reserve	10,008	10,008	10,008
Profit and loss account	(295,667)	(278,364)	(287,116)

Total equity shareholders’ funds	46,332	63,612	54,882

Approved by the Board of Directors, 4 December, 2002

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British Biotech interim results for the six months ended 31 October, 2002

Unaudited consolidated cash flow statement for the half year ended 31 October, 2002

	Half year ended 31 October 2002 £000	Half year ended 31 October 2001 £000	Full year ended 30 April 2002 £000
Net cash outflow from operating activities	(7,969)	(10,141)	(19,309)
Return on investments and servicing of finance	1,057	1,279	2,351
Taxation – overseas	—	—	4
Capital expenditure (note 7)	(529)	6,270	2,686

Cash utilised by operations	(7,441)	(2,592)	(14,268)
Management of liquid resources	7,827	2,473	14,249
Financing	(174)	(173)	(342)

(Decrease)/increase in cash in the period	212	(292)	(361)

Reconciliation of net cash flow to movement in net funds
(Decrease)/increase in cash in the period	212	(292)	(361)
Cash used to decrease debt and lease financing	175	201	462
Net movement in liquid resources	(7,827)	(2,473)	(14,249)
Exchange adjustment	24	(20)	18

Movement in net funds in the period	(7,416)	(2,584)	(14,130)
Net funds at start of the period	48,328	62,458	62,458

Net funds at end of the period (note 8)	40,912	59,874	48,328

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British Biotech interim results for the six months ended 31 October, 2002

Notes

1.	The interim financial information on the Group set out above has been prepared on the basis of the accounting policies set out in the Group’s statutory accounts for the year ended 30 April, 2002. This interim financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but has been reviewed by the auditors in accordance with bulletin 1999/4 issued by the Auditing Practices Board; their report to the Company is set out on page [10]. The Group’s statutory accounts for the year ended 30 April, 2002 have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Act.

2.	Administrative expenses of £2.9 million (2001: £2.3 million) include £1.3 million (2001: £nil) of costs related to the aborted merger discussion with MorphoSys AG.

3.	The profit on disposal of fixed assets in 2001 arises from the agreement signed with OSI whereby 59 British Biotech employees transferred to OSI along with the leases on two properties and certain fixed assets.

4.	Amounts written off investments of £0.8 million (2001: £nil) consist of a permanent diminution in value of listed investments of £0.3 million, and a permanent diminution in value of unlisted investments of £0.5 million.

5.	Loss per share is based on the loss attributable to shareholders of £8.1 million (2001: £8.4 million) and on 668 million shares (2001: 667 million), being the weighted average number of shares in issue for the half year.

6.	The directors do not propose a dividend for the period.

7.	Capital expenditure consists of purchase of fixed assets of £0.5 million (2001: £0.6 million) less proceeds on the sale of fixed assets of £nil (2001: £6.8 million).

8.	Net funds consist of cash at bank and short-term deposits and investments of £42.8 million (2001: £62.2 million) less £1.9 million of secured loans (2001: £2.3 million).

9.	A copy of the interim results for the six months ended 31 October, 2002 will be sent to shareholders before the end of December 2002. Further copies of the interim results are available from the Company’s registered office at: British Biotech plc, Watlington Road, Oxford OX4 6LY.

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British Biotech interim results for the six months ended 31 October, 2002

Independent Review Report to British Biotech plc

Introduction

We have been instructed by the company to review the financial information which comprises the consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated balance sheet, consolidated cash flow statement, and the related notes 1 to 9. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

This report has been prepared for and only for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior written consent.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 October, 2002.

PricewaterhouseCoopers
Chartered Accountants
London
4 December, 2002

Notes:
(a)	The maintenance and integrity of the British Biotech website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions. (d) 4 December, 2002

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News release	British Biotech

4 December, 2002

British Biotech appoints new Chairman

British Biotech plc (LSE: BBG, Nasdaq: BBIOY) announces that Dr Peter Fellner has today been elected to its Board of Directors, and will be appointed non-executive Chairman with effect from 1 January, 2003. He will succeed Mr Christopher Hampson CBE, who will be retiring on 31 December, 2002 after serving as Chairman since 1998.

Dr Fellner (58) has been Chief Executive Officer of Celltech Group plc since 1990, and is Chairman-designate. He will become Chairman of Celltech when his successor as Chief Executive Officer takes up his appointment, which is expected in early 2003.

Dr Peter Fellner commented: “There is currently a significant opportunity to create value within the biotechnology sector, through the consolidation of companies with good R&D and/or pipeline products, which are hampered by high cost bases and inadequate financial resources. British Biotech has a strong balance sheet and high quality development skills upon which to build, and I very much look forward to helping create value for the company’s shareholders.”

Mr Christopher Hampson said: “British Biotech is fortunate to have attracted a man of Dr Fellner’s experience and knowledge to become Chairman. I am confident that he will bring added impetus to the Company’s future progress.”

Mr Tim Edwards, acting Chief Executive Officer of British Biotech, said: “On behalf of the Board of British Biotech, I would like to thank Christopher Hampson for his very important contribution to the Company during his four years as Chairman. In Peter Fellner, we have a successor who is well equipped to ensure that the opportunities that lie ahead for British Biotech are maximised. I look forward to working with him.”

There are no other disclosures required regarding Dr Fellner in respect of paragraphs 6.F.2(b) to (g) of the Listing Rules.

—— ends ——

This news release contains forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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For more information please contact:

British Biotech plc	Tel: 01865 781166
Christopher Hampson, Chairman
Tim Edwards, Acting Chief Executive

Hogarth Partnership (UK media)	Tel: 020 7357 9477
John Olsen
James Longfield

GA Kraut (US media)
Duke Coffey	Tel: 00 1 212 696 5600

Brunswick (for Peter Fellner)
Jon Coles	Tel: 020 7404 5959

Notes to Editors

British Biotech plc

British Biotech plc’s interim results for the six months to 31 October, 2002 have been announced in a separate statement today (4 December, 2002).

British Biotech is a research and development stage company aiming to develop and commercialise specialist drugs for serious illnesses. It currently has four products in early clinical studies, supplemented by focused drug discovery research programmes. These are in the fields of inflammatory disease, in collaboration with Serono; and bacterial infections, in collaboration with GeneSoft.

British Biotech currently has 86 employees, and had £42.8 million cash and liquid resources at 31 October, 2002.

Celltech Group plc

Over the past decade Celltech has grown into one of Europe’s largest biotechnology companies, fuelled by a successful consolidation strategy. It has one of the strongest drug pipelines within the European biotechnology sector, coupled with a profitable, cash-generative international pharmaceutical business, and now has approximately 2,000 employees, including 550 R&D staff. In 2001 it achieved a turnover of £303 million, and a pretax profit of £47.8 million (before exceptional charges), after an R&D investment of £91 million.

Peter Fellner

Dr Fellner has been Chief Executive Officer of Celltech Group plc since 1990, and is Chairman-designate of Celltech. He joined Celltech from Roche UK, where he was Chief Executive from 1986 to 1990. He was previously Director of the Roche UK Research Centre, and before that Director of Research at Searle UK Research Laboratories.

Dr Fellner is Chairman of two privately held biotechnology companies, Astex Technology Ltd and Ionix Pharmaceuticals Ltd. He is also a Director of Isis Innovation Ltd, and Synaptica Ltd, and a member of the Medical Research Council.

2

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British Biotech

Tuesday 3 December, 2002

Listing of American Depositary Shares

On November 28, 2002, British Biotech plc (LSE: BBG, Nasdaq: BBIOY) received a Nasdaq Staff Determination indicating that British Biotech has failed to comply with the minimum bid price requirement of $1.00 for continued listing set forth in Nasdaq Marketplace Rule 4450(a)(5) with respect to its ADSs (which are currently listed on The Nasdaq National Market), and that its ADSs are, therefore, subject to delisting from The Nasdaq National Market.

As a result, British Biotech has decided to amend the ratio of its ADSs to its ordinary shares from one-for-ten (1:10), as it currently stands, to one-for-forty (1:40) and has set December 16, 2002 as the effective date for the ratio change. On such date, British Biotech will issue a press release and send to ADS holders appropriate materials providing details as to how ADS holders may exchange their existing ADSs for new ADSs reflecting the revised ratio. British Biotech expects that the ratio change will raise the minimum bid price for its ADSs above $1.00, which is the minimum bid price required for inclusion in The Nasdaq National Market.

In the meantime, British Biotech has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination in light of the effect that the proposed ratio change will have on the minimum bid price for British Biotech’s ADSs. The hearing is expected to occur within approximately 45 days of the request. British Biotech’s ADSs will continue to be traded on The Nasdaq National Market pending a final decision by the Nasdaq Listing Qualifications Panel. There can, however, be no assurance that the price of British Biotech’s ADSs will exceed and remain above $1.00 following the ratio change and/or that the Panel will grant British Biotech’s request for continued listing of its ADSs on The Nasdaq National Market.

——ends——

For more information please contact:

British Biotech plc	www.britishbiotech.com
Tony Weir, Finance Director	Tel: +44 (0)1865 781166

G.A. Kraut Inc
Duke Coffey	Tel: 212 696 5600

Safe harbor statement: this news release contains forward-looking statements that reflect British Biotech’s current expectations regarding future events, in particular, with respect to its request for a hearing before a Nasdaq Listing Qualifications Panel, the review of the Staff Determination by the Panel, the anticipated effect of the ratio change on the price of British Biotech’s ADSs and, in general, British Biotech’s ability to maintain the listing of its ADSs on The Nasdaq National Market. Forward-looking statements involve risks and uncertainties. Actual events could differ materially and depend, among other factors, on the Panel’s review of the Staff Determination and on the course of British Biotech’s stock price which, in turn, depends on a number of factors, including the success of British Biotech’s research strategy, the commercial viability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties relating to the regulatory process and the successful commercialization of any new products that British Biotech may develop. A further description of certain of these risks, uncertainties and other matters can be found in Item 3.B, “Key Information – Risk Factors” included in British Biotech’s Annual Report on Form 20-F for the fiscal year ended April 30, 2002, filed with the United States Securities and Exchange Commission (Commission file number: 0-20104).

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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British Biotech

Tuesday 3 December, 2002

Listing of American Depositary Shares

British Biotech plc (LSE: BBG; Nasdaq: BBIOY) has received notification from Nasdaq that its American Depository Shares (ADSs) are subject to delisting from the Nasdaq National Market due to their bid price failing to meet the minimum requirement of $1.00 set forth in Nasdaq Marketplace Rule 4450(a)(5).

British Biotech intends to raise the bid price above the minimum requirement of $1.00 by amending the ratio of its ADSs to its ordinary shares from one-for-ten, as it currently stands, to one-for-forty and has set 16 December, 2002 as the effective date for the ratio change.

British Biotech has requested a hearing before a Nasdaq Listing Qualifications Panel to appeal the delisting procedure and expects that the ratio change will lead to the continued listing of its ADSs on The Nasdaq National Market although there can be no assurance that this will be the case.

It should be noted that this has no impact on the continued listing of British Biotech’s ordinary shares on the London Stock Exchange.

——ends——

For more information please contact:

British Biotech plc	www.britishbiotech.com
Tony Weir, Finance Director	Tel: 01865 781166

Hogarth Partnership (UK media)
John Olsen, James Longfield	Tel: 020 7357 9477

Safe harbour statement: this news release contains forward-looking statements that reflect the Company’s current expectation regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategy, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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2nd December 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

Dear Sir,

In accordance with paragraph 17 of the Model Code of the UKLA Listing Rules and pursuant to the terms of remuneration agreed between British Biotech plc and its subsidiaries (“British Biotech”) and its Chairman, Mr Chris Hampson, it is announced that Mr Hampson, on 2nd December 2002, acquired 76,030 ordinary shares in British Biotech at a price of 3.9p per share.

Following this purchase, Mr Hampson is interested in a total of 1,027,507 ordinary shares.

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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News Release	British Biotech

22 November, 2002

British Biotech and ImmunoGen announce completion of
BB-10901 Phase I study

Data presented today at international cancer conference

British Biotech plc (LSE: BBG; Nasdaq: BBIOY) and ImmunoGen, Inc. (Nasdaq: IMGN) today announced completion of the Phase I element of the PhaseI/II clinical study of BB-10901, a monoclonal antibody-based chemotherapy agent designed for the treatment of small cell lung cancer (SCLC). The study, which is being conducted at two cancer research centres in the United States, is investigating once-weekly treatment with the agent.

Data from the Phase I portion of the study are to be presented today at an international medical conference in Frankfurt, Germany by Dr Anthony Tolcher of the Cancer Therapy and Research Centre (CTRC) in San Antonio, Texas. Dr Tolcher, one of the study’s Principal Investigators, will present the findings at the ‘Molecular Targets and Cancer Therapeutics’ symposium, which has been organised jointly by the European Organisation for Research and Treatment of Cancer (EORTC), the US-based National Cancer Institute (NCI) and the American Association for Cancer Research (AACR). In addition to the CTRC, patients in the Phase I study were treated at the University of Texas MD Anderson Cancer Centre in Houston.

Dr Tolcher’s poster presentation concludes that BB-10901 can be safely and feasibly administered for repetitive courses at doses comparable to those that produced anti-tumour activity in pre-clinical models. The Phase I study has determined the maximum tolerated dose (MTD) to be 60mg/m2 under the dosing regimen studied. At this dose level and below, toxicities were modest (in particular, no haematological toxicity was observed) and preliminary evidence of anti-tumour activity was noted.

Progression to Phase II is now being discussed with regulators in light of the findings in the Phase I portion.

A second Phase I study, to assess the safety and determine the MTD of BB-10901 when administered on a more frequent basis, is also being conducted in the United Kingdom.

—ends——

For British Biotech

This news release contains forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

British Biotech plc
Registered office Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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For ImmunoGen, Inc.
This press release includes forward-looking statements based on management’s current expectations. For these statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Various factors could cause our actual results to differ materially from those discussed or implied in the forward-looking statements and you are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this release. Factors that could cause future results to differ materially from such expectations include, but are not limited to: the success of our research and clinical development processes; the difficulties inherent in the development of pharmaceuticals, including uncertainties as to the timing, expense and results of preclinical studies and clinical trials; our dependence upon existing and potential collaborative partners; uncertainty as to whether our potential products or those of our collaborators will succeed in entering human clinical trials and uncertainty as to the results of such trials; the risk that we may not be able to obtain regulatory approvals necessary to commercialize our product candidates; the potential development by competitors of competing products and technologies; uncertainty whether our TAP technology will produce safe, effective and commercially viable products; and other factors more fully described in ImmunoGen’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and other current reports filed with the Securities and Exchange Commission.

For further information, please contact:

For British Biotech plc	Www.britishbiotech.com
Tony Weir, Finance Director	Tel: 01865 781166

John Olsen, Hogarth Partnership (UK media)	Tel: 020 7357 9477
Duke Coffey, GA Kraut (US media)	Tel: 00 1 212 696 5600

For ImmunoGen Inc.	Www.immunogen.com
Carol Hausner, Senior Director, Investor Relations and Corporate Communications	Tel: 00 1 617 995 2500

Pete Holmberg, Rx Communications, LLC (media)	Tel: 00 1 917 322 2164

Background Notes

1. About BB-10901

BB-10901 is derived from ImmunoGen’s proprietary Tumour-Activated Prodrug technology. It is created by conjugating a powerful cytotoxic agent, the maytansinoid DM1, with the humanised monoclonal antibody, huN901, which binds to a particular protein, the antigen CD56, that is found on the surface of SCLC and other neuroendocrine tumour cells. The drug is designed to remain inactive until it reaches the target site and is internalised by cells expressing the CD56 protein.

In pre-clinical studies, BB-10901 eradicated SCLC tumours. Under the same experimental conditions, other chemotherapies used to treat SCLC such as cisplatin and etoposide produced only a temporary interruption of tumour growth. [Chari, R. V. J., et. al. Proceedings AACR, 2001, Abstract 4405; Liu, C., et.al. Proceedings AACR, 1997, Abstract 190]

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2. About British Biotech

British Biotech is a research and development stage pharmaceuticals company aiming to develop and commercialise specialist drugs for serious illnesses. It currently has four products active in patient trials, supplemented by focused drug discovery research programmes.

The four products in clinical development are:

•	BB-10901, in Phase I/II trials in patients with small cell lung cancer. British Biotech acquired exclusive European and Japanese development and commercialisation rights to BB-10901 from ImmunoGen Inc. (Cambridge, USA) in May 2000

•	BB-10153, a novel thrombolytic discovered by British Biotech and currently the subject of a Phase II proof-of-principle study in heart attack patients by the Thrombolysis in Myocardial Infarction (TIMI) Study Group

•	BB-83698, a peptide deformylase inhibitor discovered by British Biotech and targeted at community-acquired pneumonia in hospitalised patients. This novel antibiotic compound is being co-developed with GeneSoft Pharmaceuticals Inc., and is currently in a Phase I clinical study in healthy volunteers, to determine the safety and pharmacokinetics of single doses of an intravenous formulation

•	MG98, a second-generation antisense inhibitor of DNA methyltransferase (DNMT), currently in phase I studies in patients with liquid tumours. British Biotech acquired exclusive European development and commercialisation rights to MG98 from MethylGene Inc. (Montreal, Canada) in February 2002

British Biotech’s principal research activities, based on the proprietary position it has established in the discovery of inhibitors of human and bacterial metalloenzymes, are in the field of inflammatory disease, in collaboration with Serono; and the treatment of infectious diseases, in collaboration with GeneSoft.

3. About ImmunoGen, Inc.

ImmunoGen, Inc. develops targeted anticancer biopharmaceuticals. The Company’s tumour-activated prodrug (TAP) technology uses tumor-targeting antibodies to deliver a highly potent, cell-killing agent specifically to cancer cells. Two ImmunoGen-developed TAP products are in clinical trials: cantuzumab mertansine, which is licensed to GlaxoSmithKline, and huN901-DM1/BB-10901, which is licensed to British Biotech in certain territories. ImmunoGen helps fund its programs by licensing its TAP technology to other companies. Several companies are developing TAP products that use ImmunoGen’s TAP technology with the partner’s antibody: Boehringer Ingelheim (bivatuzumab mertansine), Millennium (MLN2704), and Genentech (Trastuzumab-DM1). ImmunoGen also has multitarget agreements with Genentech, Abgenix, and Millennium.

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12th November 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 – DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 of the following disclosable interests in the Company’s shares. The overall interest is an increase of 500,000 shares, as follows:

Name:	Amvescap plc and subsidiary companies

No. of shares:	166,968,526 (representing 25.01%)

Date of transaction:	11th November 2002

I would further advise that the above holding includes the following notifiable holdings:

a.	Invesco Perpetual High Income Funds retains its holding of 35,657,830 shares which represent a 5.34% shareholding; and

b.	Invesco Perpetual International Core Fund retains its holding of 34,301,810 shares which represent a 5.13% shareholding; and

c.	Invesco Perpetual UK Growth Fund retains its holding of 25,524,856 shares which represent a 3.82% shareholding,

all of which are registered in the name of Vidacos Nominees Limited.

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

British Biotech plc
Registered office: Thames Court Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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8th November 2002

Company Announcements Office
UK Listing Authority
London Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 – DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 that the following company no longer has a disclosable interest in the Company’s shares:

Name:	Prudential plc and all of its subsidiary companies

Date of transaction:	2nd May 2001

Yours faithfully

Sian Bishop
Legal Counsel

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7th November 2002

Company Announcements Office
UK Listing Authority
Stock Exchange
London
EC2N 1HP

Dear Sir,

SECTIONS 198 and 199 COMPANIES ACT 1985 – DISCLOSABLE INTERESTS IN SHARES

I am writing to inform you that British Biotech plc has today been notified under Section 198/199 Companies Act 1985 of a disclosable interest in the Company’s shares as follows:

Name:	HBOS plc and its subsidiaries (registered holder: St James’s Place UK plc)

No. of shares:	20,500,000 (representing 3.07%)

Date of transaction:	6th November 2002

Yours faithfully

Sian Bishop
Legal Counsel and Deputy Company Secretary

British Biotech plc
Registered office: Thames Court Watlington Road Oxford OX4 6LY	Registered in England
Tel 01865 748747	and Wales No. 2304992

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC

Date:	5th December 2002	Signed: /s/ Tony Weir

Name: Tony Weir Title: Finance Director